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NOV 28 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-14509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/10 and ending 09/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carl M. Hennig, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
206 North Main Street
(No. and Street)

Oshkosh	WI	54901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Thomas A. Harenburg (920) 231-6630
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Scot A. Harenburg**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Carl M. Hennig, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Scot Harenburg
Signature

President
Title

Valerie A. Wiley
Notary Public

NOTARY PUBLIC
VALERIE A. WILEY
3-2-14
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL M. HENNIG, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carl M. Hennig, Inc.

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. as of September 30, 2011 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 18, 2011

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$	67,646
Receivable from broker/dealers		174,775
Securities owned, at fair value		399,935
Furniture, equipment and leasehold improvements, at cost, net of $54,865 accumulated depreciation		164,030
TOTAL ASSETS	$	806,386

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	4,000
Compensation and commissions payable		85,318
Accrued profit sharing contribution		84,727
Accrued dividend		13,750
Accrued income taxes		2,703
Total Liabilities	$	190,498
SHAREHOLDERS' EQUITY		
Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares	$	80,000
Additional paid in capital		225,000
Retained earnings		310,888
Total Shareholders' Equity	$	615,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	806,386

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2011

REVENUE	
Commissions	$ 1,518,144
Net dealer trading and investment gains	80,763
Other	33,630
Total Revenue	$ 1,632,537
EXPENSES	
Commissions, other compensation and related benefits	$ 1,166,469
Clearing and execution charges	122,154
Occupancy	64,170
Communications and quotation expense	29,038
Other expenses	164,219
Total Expenses	$ 1,546,050
Income Before Income Tax Provision	$ 86,487
Provision for Income Taxes	$ 19,291
Benefit from Net Operating Loss Carryforward	$ (16,588)
NET INCOME	$ 83,784

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance-Beginning of Year	$ 80,000	$ 225,000	$ 595,854	$ 900,854
Dividends			(368,750)	(368,750)
Net Income			83,784	83,784
BALANCE-END OF YEAR	$ 80,000	$ 225,000	$ 310,888	$ 615,888

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2011

Cash Flows from Operating Activities	
Net Income	$ 83,784
Adjustments:	
Depreciation	17,639
Unrealized gains	(67,200)
Decrease in receivable from broker/dealers	221,960
Decrease in securities owned	14,296
Increase in compensation and commissions payable	26,403
Increase in accrued profit sharing	11,324
Increase in accrued income taxes	2,703
Net Cash Flow Provided (Used) by Operating Activities	$ 310,909
Net Cash Flow Provided (Used) by Investing Activities	$ -0-
Cash Flows from Financing Activities	
Dividends paid	$ (355,000)
Net Decrease in Cash	$ (44,091)
Cash at September 30, 2010	$ 111,737
Cash at September 30, 2011	$ 67,646

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Carl M. Hennig, Inc. (the "Company") was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five to seven year periods. Depreciation of leasehold improvements is provided using the straight-line method over a thirty-nine year period.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Deferred Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and the temporary difference in depreciation, are recognized in different years for financial and tax reporting purposes.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income tax provision primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Securities owned on the statement of financial condition consist of equity securities and have been valued using Level 1 inputs. In addition, included in Receivable from broker/dealers on the Statement of Financial Condition is $32,521 held at the Company's Clearing Broker/dealer that is invested in a security registered under the Investment Company Act of 1940. This security has also been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2011, the Company has accrued a contribution of $84,727 to this plan.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2011 the Company's net capital and required net capital were $370,119 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 52%.

NOTE 6 - RELATED PARTY TRANSACTIONS

A majority shareholder and officer of the Company has provided office space to the Company during the year ended September 30, 2011 and charged the Company $39,000 for this service. There is no written agreement for this office lease. The terms are on a month to month basis.

NOTE 7 - LEASE COMMITMENTS

The Company leases office space at three locations. Two offices, including the main lease disclosed in Note 6, are on month to month leases. The remaining office lease is through October 2012 and has monthly payments of $1,474. Rent expense for all locations was $64,170 for the year ended September 30, 2011.

NOTE 8 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholders at a price equal to book value should the minority shareholders decide to sell their shares.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company sells securities it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in its financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date. The Company enters into these transactions to meet the needs of its customers, conduct trading activities, and manage market risks.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days' prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/dealer.

The agreement is due to expire on March 1, 2015. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 - OTHER

The Company has an employment agreement with one of its employees that, among other stipulations, allows the employee the opportunity to purchase 10% of the Company at an agreed upon price. The Company and the employee have not yet come to an agreement. Additionally, the Company has guaranteed to pay the employee $75,000 per year while employed by the Company through September 2013. This guarantee terminates once the employee becomes a shareholder of the Company.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

CARL M. HENNIG, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2011

COMPUTATION OF NET CAPITAL	
Total shareholders' equity	$ 615,888
Deduct - Nonallowable assets	(167,422)
Net Capital Before Haircuts	$ 448,466
Less - Securities Haircuts	(78,347)
NET CAPITAL	$ 370,119
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 12,700
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 190,498
Percentage of Aggregate Indebtedness to Net Capital	52%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF SEPTEMBER 30, 2011)	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 474,882
Adjustment to other liabilities	(87,430)
Adjustment to accrued dividend	(13,750)
Adjustment to securities haircuts	(3,583)
Net Capital, Per Above	$ 370,119

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Board of Directors
Carl M. Hennig, Inc.

In planning and performing our audit of the financial statements of Carl M. Hennig, Inc., (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Carl M. Hennig, Inc. for the year ended September 30, 2011 and this report does not affect our report thereon dated November 18, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 18, 2011